Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-251797

BLACKROCK HEDGE FUND GUIDED PORTFOLIO SOLUTION

Supplement dated May 18, 2023 to the

Prospectus, dated July 29, 2022, as supplemented to date

This supplement amends certain information in the Prospectus, dated July 29, 2022 (as supplemented to date), of BlackRock Hedge Fund Guided Portfolio Solution (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus.

The Fund has terminated its existing bank credit facility and entered into a new bank credit facility with Bank of America, N.A. As of the date of this supplement, the Fund does not yet have any amount outstanding under its new bank credit facility.

Effective immediately, the following changes are made to the Prospectus:

The section of the Prospectus entitled “Borrowing by the Fund—Credit Facility” is deleted in its entirety and replaced with the following:

The Fund has entered into a credit agreement (the “Credit Agreement”) with Bank of America, N.A. (the “Lender”) that established a credit facility (the “Facility”) which the Fund intends to use to finance its repurchases of Shares and to bridge financing of investments in Portfolio Funds pending the acceptance of investor subscription funds and for other short-term purposes such as payment of fees, expenses and other obligations of the Fund in the ordinary course of business. Under the Credit Agreement, the Lender has agreed to provide advances to the Fund upon request in an aggregate principal amount not to exceed $5 million. Borrowings under the Facility accrue interest at an agreed upon rate, and the Fund pays a commitment fee on the unused portion of the Facility. The Credit Agreement will terminate 364 days after its effective date, unless it is extended.

The Credit Agreement contains provisions customarily found in credit agreements for similar financings, including, among other things, a right to require that all outstanding amounts and all interest thereon are repaid during an event of default, and indemnification of the Lender against liabilities it may incur in connection with the Facility. The Credit Agreement also contains customary covenants that, among other things, (a) limit the Fund’s ability to incur additional debt, change the general nature of its general investment policies, or engage in certain transactions, including mergers and consolidations, and (b) have the effect of limiting the Fund’s ability to pay distributions in certain circumstances, except that the Fund is permitted to make distributions to its shareholders as needed to (i) maintain its status as a “regulated investment company” for U.S. federal income tax purpose, subject to no default, and (ii) conduct quarterly repurchase offers for Shares subject to (x) no default and (y) compliance with the maximum exposure and risk ratio permitted under the Facility.

The Fund’s borrowings under the Facility are secured by substantially all of the Fund’s assets, including the Fund’s interests in Portfolio Funds. If the Fund were to fail to meet its obligations under the Facility and an event of default were to occur, the Lender would be entitled, in its sole discretion and without regard to the Fund’s investment objective, to liquidate the assets pledged as security. This could have a material adverse effect on the Fund and returns to shareholders. Furthermore, in selecting assets for liquidation, the Lender typically will sell the most liquid assets, which could result in the remaining portfolio of assets being less diverse in terms of investment strategies, number of Managers or Portfolio Funds, liquidity or other investment considerations than would otherwise be the case.

There can be no assurance that the Facility will not in the future be replaced or refinanced by one or more credit facilities having substantially different terms, by the issuance of preferred shares or debt securities or by the use of other forms of leverage. Any credit facility and leverage used by the Fund is separate from any credit facility or leverage used by Portfolio Funds, which may be substantial. See “General Risks—Risked Related to the Investment Strategies of the Portfolio Funds—Leverage Risk.”

Investors should retain this supplement for future reference.

PRO-GPS-0523SUP